March 19, 2013
MICHAEL A. BROWN		EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Acceleration Request of Marin Software Incorporated submitted on March 19, 2013 via EDGAR

Ladies and Gentlemen:

In regards to the acceleration request (the “Acceleration Request”) submitted by Marin Software Incorporated (the “Registrant”) on March 19, 2013 via EDGAR requesting that the Registrant’s Form S-1 Registration Statement (File No. 333-186669) originally filed February 13, 2013, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35838) (together, the “Registration Statements”) be declared effective on March 19, 2013 at 4:00 PM Eastern Time, we hereby inform the United States Securities and Exchange Commission that the “Requested Date” of March 19, 2013 set forth in the Acceleration Request was submitted in error and the Registrant intended to request that the Registration Statements be declared effective on March 21, 2013 at 4:00 PM Eastern Time. Pursuant to this letter, the Registrant hereby requests that the Registration Statements be declared effective on March 21, 2013 at 4:00 PM Eastern Time.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Mr. Brown at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

By:	/s/ Michael A. Brown
Michael A. Brown

cc:	Christopher A. Lien, Founder and Chief Executive Officer

John A. Kaelle, Chief Financial Officer

Rashmi Garde, Esq., General Counsel

Stephen Chen, Esq., Associate General Counsel

Marin Software Incorporated

Jeffrey R. Vetter, Esq.

Fenwick & West LLP